EXHIBIT 99.1

Release: immediate

CANADIAN PACIFIC NOTES PERSHING SQUARE BACKING AWAY FROM PREVIOUSLY
STATED GOALS AND TIMELINES

Pershing Square Continues to Ignore CP’s Clear Progress

CP Sends Letter to Shareholders

Urges Shareholders to Vote the White Universal Proxy Today

CALGARY (AB) – April 26, 2012 - Canadian Pacific (TSX: CP) (NYSE: CP) today sent the following letter to shareholders:

April 26, 2012

Dear Fellow Shareholder:

You face a critical decision about the future of your company at Canadian Pacific’s annual meeting of shareholders on May 17, 2012:

•	You can vote for the continued success of CP’s value-enhancing Multi-Year Plan, approved by the Board and being executed by a CEO and management team held accountable by the CP director nominees or;

•	Delay and disrupt the CP Plan by diluting the Board with the dissident Pershing Square nominees who have offered no credible alternative.

We strongly recommend you vote FOR the CP director nominees – highly qualified business leaders who are serving the best interests of ALL CP shareholders and Pershing Square CEO, William Ackman.

PERSHING SQUARE’S AGENDA ENTAILS RISK AND DISRUPTION

Pershing Square has put forward its own slate of nominees to advance its agenda of replacing CP’s Chief Executive Officer, despite the risk and disruption this entails.  In addition, Pershing Square has ignored or misrepresented the operational and financial success already being achieved by the CP management team through the aggressive and successful execution of CP’s Multi-Year Plan.

PERSHING SQUARE PROPOSED UNPRECEDENTED OPERATING RATIO PROJECTIONS – DESPITE HAVING NO PLAN

To justify its high-risk agenda, Pershing Square’s original claim was that it could reduce CP’s operating ratio (“OR”) to 65 by 2015, a reduction rate never achieved by any management team at any Class I railroad.  Subsequently, in an interview on BNN on April 23, 2012, Mr. Ackman changed the timeframe to “in four years” rather than “by 2015.”  During Pershing Square’s “townhall” meeting for CP shareholders on February 6, 2012, Hunter Harrison, Pershing Square’s CEO candidate, appeared to back away from reducing CP’s OR to 65 by 2015, instead promising “significant improvement.”

Regardless of the actual OR targets and timeframe that Pershing Square and Mr. Harrison have in mind – to date, no plan has been presented and it appears that Pershing Square has no plan.

PERSHING SQUARE’S AGENDA: DISRUPTIVE CEO CHANGE AND THREATENED
“NUCLEAR WINTER”

Despite the absence of a plan, Pershing Square continues to push for a change in management that risks disrupting the Company’s success and the shareholder value being created by the current CP management team under CP CEO, Fred Green.

In fact, rather than work with the Board, Pershing Square demanded that CP install Mr. Harrison as CEO and threatened “Nuclear Winter” if CP did not acquiesce.  Mr. Harrison, as the 67 year old former CEO of Canadian National Railway Company (“CN”), is well known to the CP Board and the Board has serious questions about his track record in customer and regulatory relations while at CN.

IN LIGHT OF CP’S SIGNIFICANT OPERATING AND FINANCIAL MOMENTUM,
PERSHING SQUARE HAS EFFECTIVELY ENDORSED CP’S MULTI-YEAR PLAN

In response to requests from the CP Board for details on how Pershing Square’s unprecedented projections could be met, Pershing Square stated that only after being installed as CEO would Mr. Harrison develop a plan.  By his own admission, Mr. Harrison has noted that if he were installed as CEO, it would take him some 18 months to get his team in place, develop a plan and begin to “move the needle.”  It remains unclear whether the four-year timeframe for OR improvement cited by Mr. Ackman begins at the beginning, sometime in the middle, or after that 18 month period has elapsed.

There is still no evidence that Mr. Harrison has any real knowledge of CP’s Canadian assets and every reason to believe that entrusting the Company and shareholders’ investment to him while he familiarizes himself constitutes unacceptable risk of disruption to CP’s value-generating Multi-Year Plan.

As Ed Harris, who has served as Executive VP of Operations for both CP and CN, has told the Board, “It is a mistake to underestimate the differences between the infrastructure of CP and CN.  On the one hand, in CN you have a railroad that was built by Canadian taxpayers with twice the proportion of sidings and double track and that therefore benefits from significantly enhanced operating flexibility. On the other hand, CP has to contend with greater geographic challenges.”

Fred Green and his management team are executing on CP’s Multi-Year Plan, which was designed to generate the best possible value from CP’s unique assets.  CP’s strong first quarter 2012 results are evidence that operational successes are translating into financial results and creating significant shareholder value.  Our Multi-Year Plan is working.  In the first quarter, when compared to the first quarter averages from the prior three years, train speed improved 13 per cent, active cars online improved 25 per cent, terminal dwell improved 27 per cent and car miles per car day has improved 43 per cent, to 208 miles per day.

It is, therefore, not surprising that Pershing Square has begun to back away from its previous statements about Mr. Harrison’s supposed strategy.  During the April 23, 2012, interview on BNN, Mr. Ackman stated that any new plan developed by Mr. Harrison would not be “materially different” than CP’s current plan and that he believes CP’s current plan is “reasonable.”

Pershing Square and Mr. Harrison now seem to accept that CP’s Multi-Year Plan is the right plan.

Shareholders should ask themselves: why change a winning team?

CP DOES NOT NEED A TEMPORARY CEO

As Mr. Harrison stated during the April 25, 2012, question and answer session hosted by the Bank of Montreal, “And I think Bill described it very well, that I would love to be in a position that the Board, if they were, [pause] would choose me then to mentor a successor and to put a team together that develops some sustainability, and then I'm ready to, [pause] I'm ready to go back to the pasture.”

Mr. Ackman provided a clue to what Pershing Square has in mind during his April 23, 2012, interview with BNN.  Mr. Ackman was directly asked if he had spoken with Keith Creel, Chief Operating Officer and Executive Vice President of CN.  As CP disclosed in its Management Proxy Circular over a month ago, Mr. Ackman suggested that, since Mr. Harrison was still subject to a non-solicitation covenant in favour of CN, CP should hire a CN executive prior to hiring Mr. Harrison.  Under sustained questioning on television by BNN presenter Howard Green, Mr. Ackman came up with a different version of the truth:

Howard Green: Did you speak with Keith Creel of CN?
William Ackman: No.
Howard Green: Did Hunter speak with him.
William Ackman: No.  I mean I don't speak for Hunter.
Howard Green: Did you recommend to CP that they hire Keith Creel before Hunter Harrison?
William Ackman: We've heard wonderful things about Keith Creel.
Howard Green: But did you recommend that to CP?
William Ackman: We understand he’s an excellent operating executive.  We said to them, look, one of the things you could do is you could recruit Keith Creel or another potential candidate.
Howard Green: Prior to hiring Hunter Harrison so he would not be in breach of his non-solicit.
William Ackman: That’s correct.

It is worth noting that CN has already filed a lawsuit against Mr. Harrison for breach of his contractual undertakings to CN.

VOTE FOR CP’S DIRECTOR NOMINEES ON THE WHITE UNIVERSAL PROXY TODAY

CP’s Board of Directors is confident that CP has the right plan and the right team to successfully execute the Multi-Year Plan and generate substantial value for shareholders.  CP’s Board is unanimous in its belief that Pershing Square’s demand that it replace the Company’s CEO with Mr. Harrison would delay and damage CP’s value-generating plan, and represents unwarranted risk to shareholder value at a critical time.

You may vote for CP’s director nominees in accordance with the instructions provided on the WHITE universal proxy on the Internet, or by signing, dating, and returning the WHITE universal proxy in the postage−paid envelope provided.  Only your last−dated proxy will count.  Any proxy may be revoked at any time prior to its exercise at the annual meeting as described in the Management Proxy Circular.

You can visit www.CPonTrack.com for a copy of CP’s Management Proxy Circular and for more information about CP, our team and our value-generating Multi-Year Plan.

On behalf of CP’s Board of Directors, thank you for your continued support and interest in CP.

Sincerely,

/s/ John E. Cleghorn

John E. Cleghorn
Chairman of the Board of Directors

If you have any questions about the information contained in this document or require assistance in completing your WHITE universal proxy, please contact our proxy solicitation agents:

TOLL FREE - 1-866-374-9187 or International Toll Free Number (outside Canada and U.S.): 1-866-682-6148	TOLL FREE 1-800-322-2885 or (212) 929-5500 (Call Collect)

Email: askus@georgeson.com	email: proxy@mackenziepartners.com

Note on Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies.  This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance.  Forward-looking information may contain statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information.  Forward-looking information is not a guarantee of future performance.  By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions;

risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.  Readers are cautioned not to place undue reliance on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP.  Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.CPonTrack.com and see how Canadian Pacific is further driving shareholder value.

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email: investor@cpr.ca

Joele Frank, Wilkinson Brimmer Katcher
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Tel.: 212-355-4449